Exhibit 99.1

ASML Raises Bookings Outlook for Q3 2006

VELDHOVEN, the Netherlands, September 6, 2006 – ASML Holding NV (ASML) today announced that it expects Q3 2006 unit orders to be at about Q2 2006 order intake level. The company reported 93 new orders in Q2 2006.

ASML expects its Q3 2006 unit orders to be substantially higher than previously indicated because of strong demand from several memory makers, both DRAM and NAND/Flash. The orders are across the ASML product range, as a number of customers who have been using ASML’s advanced ArF and KrF systems are now also ordering i-line systems in volume.

“Q3 strong order entry underlines ASML's continued market share increase in both the leading edge and volume segments. It is indicative of the industry’s fairly sustained need for capacity, as customers are building new fabs for 2007,” said Eric Meurice, president and CEO. “As a result, we expect that our 2006 net sales will increase by approximately 40 percent year-on-year. Our focus on technology leadership and our commitment to operational excellence have been major drivers for ASML’s sustained performance within the semiconductor cycles.”

About 75 percent of the new orders expected in Q3 2006 will be for shipments in 2007, a large part of which is to support ASML’s customers’ ramp-up of their announced new fabs.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML

Media Relations Contacts

Tom McGuire – Corporate Communications – +31 40 268 5758 – Veldhoven, the Netherlands

Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven

Investor Relations Contacts

Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona

Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands